Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-130983 on Form S-8 and Registration Statement No. 333-144126 on Form S-3 of our reports dated March 17, 2008 relating to the consolidated financial statements and financial statement schedule of AtriCure, Inc. and subsidiary (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123 (R), Share Based Payment, on January 1, 2006), and the effectiveness of AtriCure, Inc.’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of AtriCure, Inc. for the year ended December 31, 2007.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio

March 17, 2008